October 14, 2010

Sharon Blume
Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Swedish Export Credit Corporation (“SEK”) Form 20-F filed for the year ended December 31, 2009 File No. 001-08382

Dear Ms. Blume:

We have received the Staff’s comment letter dated September 28, 2010 regarding SEK’s annual report on Form 20-F for the year ended December 31, 2009.  As discussed and agreed between you and our counsel, Cleary Gottlieb Steen & Hamilton LLP, on October 13, 2010, we will respond to the aforementioned comment letter on or before November 8, 2010.

SEK is submitting this letter through EDGAR as correspondence, as well as providing an additional courtesy copy via fax.

Yours sincerely,

/s/ Anna-Lena Söderlund
Anna-Lena Söderlund
Chief Accounting Officer